Exhibit 10.3

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED.

AGREEMENT

This Agreement (the “Agreement”) is made and effective November 3, 2020 by and between GRIT BXNG at Home, LLC, a Delaware limited liability company, having its principal place of business at 9 East 16th Street, New York, New York 10003, USA (hereinafter “Purchaser” or “GRIT”), and Industrial Design, LLC d/b/a Villency, a limited liability company, having its principal place of business at [***], (hereinafter referred to as “Seller” or “Villency”, and, with Purchaser, each a “Party” and together the “Parties”).

WHEREAS, Seller designs fitness equipment in the US and throughout the world for clients at clients direction (“Products”);

WHEREAS, GRIT BXNG is an innovative new fitness concept, which provides high intensity group classes with the boxing discipline at its core. The company’s mission is to inspire and motivate people to transform their lives and bodies, through its best-in-class trainers teaching GRIT’s unique fitness method at its dynamic, new luxury facility. GRIT BXNG’s 5,000 sq. foot flagship studio debuted in August 2019, and is located at 9 East 16th Street off Fifth Avenue in New York;

WHEREAS, GRIT BXNG At Home, from the Founders of the GRIT BXNG studio chain, is a high intensity workout brought straight to your living room. Combining first class equipment with the latest tech to track your fitness goals, GRIT BXNG At Home offers live and recorded fitness classes taught by the world’s best instructors. With GRIT BXNG At Home, customers receive everything they need in one package to couple with a state of the art app to bring calorie-burning fitness classes straight to your home; and

WHEREAS, GRIT wishes to retain Villency to design a high tech full body work out device or devices.

NOW, THEREFORE, in consideration of the mutual promises and undertakings set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

1. Sale and Grant of Cross-Licenses.

(a) Villency will design a “GRIT BXNG At Home” high tech full body work out device or devices (the “GRIT Device”) including, but not limited to, delivery of a manufacturable design (the “Design”). It is anticipated that the Design will comprise a physical device and/or devices. The Design may require engineering, software, or tech consulting support. Villency shall deliver the Design as soon as possible but no later than four months following the initial payment.

(b) The GRIT Device designed by Villency shall be considered a “work made for hire” under US law and shall be the sole property of GRIT. Seller’s intellectual property in the Products other than the GRIT Device shall remain the sole property of Seller.

(c) GRIT will own, and Villency hereby assigns and agrees to assign to GRIT, all rights to the design Villency creates for the GRIT Device, including all intellectual property and patent rights related thereto or that are based upon or incorporate the Design and any other work performed by Villency for GRIT. Seller also agrees to assist GRIT in securing for GRIT any patents, copyrights or other proprietary rights in such data, discoveries or inventions, and to perform all acts that may be reasonably required to vest in GRIT all right, title and interest in such data, discoveries or inventions. Seller hereby appoints GRIT as its attorney in fact to effect the foregoing. All costs and expenses associated with establishing GRIT’s rights therein shall be GRIT’s responsibility.

(d) Seller hereby sells all its right, title and interest in and to the GRIT Device to Purchaser. Seller shall provide all design and other documentation regarding the GRIT Device to Purchaser within three (3) business days of receiving final payment as set forth in section 2 of this Agreement.

(e) Seller grants to Purchaser a royalty-free, exclusive, worldwide, perpetual, irrevocable license to take all action to protect the intellectual property of the GRIT Device and its design (by copyright protection or otherwise) as determined by Purchaser so long as Purchaser gives credit to Seller for such design. Purchaser may adopt, use, register and protect its own trademarks, trade names, and service marks for the GRIT Device.

(f) Seller grants to Purchaser a royalty-free, exclusive, worldwide, perpetual, irrevocable license to sell the GRIT Device and such license shall be exclusive to Purchaser.

2. Consideration. As consideration, Purchaser shall compensate Seller as follows:

(a) $75,000 cash upon execution of this Agreement.

(b) Upon execution of this Agreement. Purchaser shall issue an option to Seller for $50,000 dollars worth of stock in the GRIT BXNG parent company, Work Hard Play Hard Train Hard, Inc. (“GRIT BXNG”) at its latest fundraising valuation of [***]. If Seller fails to pay you your final payment, Seller shall keep all cash and stock received to that point.

(c) $[***], payable during Seller’s SEC REG A+ securities offering, to commence work and cover design expenses. Seller shall receive the first $80,000 received from investors in that offering.

(d) $[***] upon the delivery to, and acceptance by Purchaser of a manufacturable design.

(e) Issue option for $[***] dollars worth of stock in GRIT BXNG at its latest fundraising valuation of [***] upon delivery to, and acceptance by Purchaser of a manufacturable design.

(f) [***]% royalty on the Net Sales (as defined below) received from sales of the GRIT Device. “Net Sales” shall mean the gross amount received by Seller from third parties for all sales of the GRIT Device less (a) trade, cash or quantity discounts or rebates actually allowed or taken; (b) credits for claims or allowances given or made for rejection of, or return of previously sold products or retroactive price reductions; (c) charges for prepaid freight, insurance and other transportation costs directly related to the delivery of the physical product and invoiced by Seller; and (d) sales, transfer and other excise taxes or other governmental charges actually paid in connection with sales of physical products (but excluding franchise, income taxes and value-added taxes). If GRIT Device is sold or provided as part of a system, package, or combination product or service (each, a “Combination Product”), Net Sales shall be calculated by multiplying the Net Sales of such Combination Product, by the fraction A/B, where “A” is the price of the GRIT Device included in such Combination Product when sold separately from any other products or services and “B” is the price of the Combination Product. In the event that no market price is available for the GRIT Device included in such Combination Product when supplied or priced separately, the parties hereto shall determine in good faith the fair market value thereof.

(g) After 2 years from introduction of the GRIT Device based on the Design for sale to the public, Seller shall issue an option for $[***] dollars worth of GRIT BXNG stock at a [***] valuation upon Seller achieving sales of 10,000 units of the GRIT Device over 2 years.

(h) Villency shall not be entitled to retain any payments, options or stock if it breaches this Agreement.

(i) Villency’s options and equity interests in GRIT BXNG will be subject to usual exercise rules and transfer restrictions.

(j) It is possible some design concepts will need additional engineering, software, or tech consulting support prior to production. If required, Villency will submit these costs and have them pre-approved in advanced by GRIT.

3. Support. Seller shall offer Buyer support as follows:

(a) source factory to make the design into a physical product and suggest local individual(s) to manage production at factory;

(b) source software engineers to create apps (both IOS and Android);

(c) source technology provider for any sensors and/or artificial intelligence that need to communicate with physical product and creation of algorithm(s) to convert data from sensors and/or AI; and

(d) Upon pre-approval and acceptance, Purchaser shall bear all costs for products and services performed by third parties referenced above as a separate cost in addition to the compensation of Seller for its services.

4. Representations, Warranties and Covenants.

(a) Seller represents, warrants and covenants that to the best of it’s knowledge (i) it will possess the sole and exclusive rights and title to the Products and that it is free of any obligations preventing it from assigning to or providing Purchaser the rights and license granted herein; (ii) it has not provided Purchaser with the confidential information of a third party; (iii) no rights of a third party will be violated by the exercise of the rights granted hereunder to Purchaser; (iv) it has, and throughout the Term will retain, the right to grant the license granted to Purchaser hereunder, and it has not granted and will not grant, and is not under any obligation to grant, to any third party any license, lien, option, encumbrance, or other contingent or non-contingent right, title, or interest in or to the Products and/or GRIT Device that conflicts with the rights and licenses granted to Purchaser hereunder; (v) it will perform all of its obligations hereunder in a professional, workmanlike and competent manner and will comply with any and all laws applicable to the services being provided hereunder; (vi) it shall not design, sell or market any product with the same silhouette or profile as the GRIT Device.

(b) Each Party represents and warrants to the other Party that:

(i) it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering;

(ii) it has, and will retain, the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder;

(iii) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate/organizational action of the Party; and

(iv) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms.

5. Indemnification.

(a) Seller shall indemnify and hold harmless Purchaser, its affiliates, their respective directors, officers, shareholders, members, agents, employees, representatives, suppliers and customers, from any claims, suits or damages of any nature, resulting from the breach of any of the warranties and guarantees of Seller under this Agreement.

(b) Purchaser shall indemnify, defend and hold harmless Seller, its agents, employees and representatives, successors or assigns, from any claims, suits or damages of any nature, including attorney’s fees, resulting from a claim arising from the marketing, distributing, advertising or promotional activities of Purchaser in connection with the GRIT Device, and that is not covered by the indemnification obligation of Seller in Section 4(a) above.

6. Infringement. In any legal action alleging infringement of Seller’s intellectual property regarding the GRIT Device or the Products, Seller agrees to fully cooperate with Purchaser, including joining as a party, at the expense of the Purchaser.

7. Confidentiality. Seller and Purchaser each agree to hold the terms and provisions of this Agreement and all information received from the other Party hereto in confidence, provided that this provision shall not apply with respect to information which becomes generally available to the public other than as a result of disclosure by the Party hereto that is required to keep such information confidential, or as is required by law or as is necessary to enforce any rights herein.

8. Publicity.

(a) No Party shall use the name of the other Party in any advertising, publication, or promotional materials without prior written approval of such other Party, which approval shall not unreasonably be withheld, conditioned or delayed. The foregoing shall not prohibit either Party from (a) disclosing the fact that GRIT has hired Villency to design a physical product, provided that the terms of this Agreement are not disclosed, or (b) making any disclosure required under applicable law or as required by any applicable regulatory authority or the rules of any securities exchange.

(b) Subject to Eric Villency’s written consent, which consent shall not be unreasonably withheld, GRIT shall have the right to use his personal name and likeness and firm name as part of GRIT’s growth plans, including to promote GRIT’s SEC REG A+ securities offering.

(i) Villency shall promptly respond to all requests and provide a three (3) day turnaround on all approval requests. If no response is sent, the request will be deemed approved.

9. Independent Contractor. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement creates any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party has authority to contract for or bind the other Party in any manner whatsoever.

10. Non-Solicit. During the term of this Agreement and for a period five years following delivery of the Design, neither party shall, without the other party’s prior written approval, solicit for employment or services, nor employ or engage, directly or indirectly, any employees or consultants of the other party or its subsidiaries who were involved directly or indirectly in the Design, including, but not limited to, any source, factory, programmer or tech provider introduced by Seller in accordance with Section 3 above, and anyone introduced to Seller by Buyer in connection with the Design or the GRIT Device, but excluding former employees or consultants of the other party whose engagement has been terminated by the other party or at least six (6) months have elapsed since their engagement by the other party.

11. Limitation of Liability. TO THE FULLEST EXTENT PERMITTED BY LAW, PURCHASER’S LIABILITY TO SELLER SHALL BE LIMITED TO THE AMOUNTS TO BE PAID BY PURCHASER HEREUNDER, AND PURCHASER SHALL NOT BE LIABLE TO SELLER OR ANY OTHER PERSON FOR ANY INJURY TO OR LOSS OF GOODWILL, REPUTATION, BUSINESS PRODUCTION, REVENUES, PROFITS, ANTICIPATED PROFITS, CONTRACTS, OR OPPORTUNITIES (REGARDLESS OF HOW THESE ARE CLASSIFIED AS DAMAGES), OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, PUNITIVE, OR ENHANCED DAMAGES, WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, PRODUCT LIABILITY, OR OTHERWISE (INCLUDING THE ENTRY INTO, PERFORMANCE, OR BREACH OF THIS AGREEMENT), REGARDLESS OF WHETHER SUCH LOSS OR DAMAGE WAS FORESEEABLE AND THE PARTY AGAINST WHOM LIABILITY IS CLAIMED HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED REMEDY OF ITS ESSENTIAL PURPOSE.

12. Notices. All notices, requests, instructions, consents and other communications to be given pursuant to this Agreement shall be in writing and shall be deemed delivered (i) on the same day if delivered in person, by same-day courier, (ii) on the next day if delivered by overnight mail or courier, or (iii) on the date indicated on the return receipt, or if there is no such receipt, on the third calendar day (excluding Sundays) if delivered by certified or registered mail, postage prepaid, or the same day if delivered by fax or email and confirmed by the receiving Party, to the Party for whom intended to the following addresses:

If to Purchaser:

If to Seller:

Christopher Murray

GRIT BXNG At Home LLC

9 East 16th Street

New York, New York 10003 USA

chris@gritboxing.com

With a copy to:

[***]

Industrial Design, LLC

[***]

Any Party may by written notice given to the other in accordance with this Agreement change the address, email and fax number to which notices to such Party are to be delivered.

13. Governing Law, Venue and Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to its conflicts of laws rules. The Parties hereby irrevocably submit to the exclusive venue and jurisdiction of the federal and state courts located in New York County, New York for any suit, action or proceeding arising out of or relating to this Agreement or any related transaction between the Parties. The Parties hereby irrevocably waive, to the fullest extent permitted by law, any objection which may now or hereafter be made to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum.

14. Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

15. Attorneys’ Fees. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney’s fees, court costs, and all expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to appeals), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

16. Miscellaneous.

(a) This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between them with respect to the subject matter hereof. No amendment or modification of this Agreement shall be effective unless embodied in a written instrument executed by all of the Parties.

(b) The rights and obligations of the Parties under this Agreement shall inure to the benefit of and be binding upon their respective successors and assigns. Purchaser may assign its rights under this Agreement without the written consent of Seller.

(c) Each Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

(d) If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) The following sections shall survive the expiration or termination of this Agreement: Sections 1(c), 1(e), 1(f), 4(a), 5, 6, 7, 10, 11, 12 and 13, 16(d) and 16(e).

(f) This Agreement may be executed in counterparts, and a facsimile or .pdf signature shall have the same effect as an original signature. When each Party has signed and delivered at least one such counterpart, each counterpart shall be deemed an original and, when taken together with other signed counterparts, shall constitute one Agreement which shall be binding upon and effective as to all Parties hereto have executed and exchanged an executed counterpart.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above mentioned.

SELLER:

Industrial Design, LLC d/b/a Villency

By:	/s/ Eric Villency
Title:	CEO

PURCHASER:

GRIT BXNG at Home, LLC

By:	/s/ William Zanker
Title:	President & CEO

Date:	November 3, 2020
Date:	November 3, 2020

/s/ Eric Villency
Eric Villency, personally, as to Section 8 only